FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, in connection with the acquisition by Banco de Chile jointly with its subsidiary Banchile Asesoría Financiera S.A. of all the shares of Legg Mason (Chile) Administradora General de Fondos S.A.

Santiago, February 11, 2008

Mr. Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions

RE: ESSENTIAL INFORMATION. Issuer BANCO DE CHILE

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution that according to the authorization granted by that Superintendency, pursuant to letter number 01774, dated February 1, 2008, Banco de Chile jointly with its subsidiary, Banchile Asesoría Financiera S.A., acquired on January 8th 2008, all of the shares of the company named Legg Mason ( Chile) Administradora General de Fondos S.A.. Banco de Chile purchased 148,793 shares and Banchile Asesoría Financiera S.A. acquired 1share. The total purchasing price for all of these shares was the amount of thirteen million dollars of the United Estates of America (US$13,000,000.), which was paid in cash.

By virtue of the foregoing transaction Legg Mason (Chile) Administradora General de Fondos S.A. has become a subsidiary of Banco de Chile.

Sincerely,
Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO